December 19, 2022	+1 617 526 6000 (t) +1 617 526 5000 (f) wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenn Do
Kevin Vaughn
Lauren Hamill
Tim Buchmiller

Re:     Imara Inc.

          Registration Statement on Form S-4

          Filed November 10, 2022

          File No. 333-268300

Ladies and Gentlemen:

On behalf of Imara Inc. (the “Company”), we are responding to the comments contained in a letter, dated December 7, 2022 (the “Letter”) from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Ballal, Ph.D., the Company’s President and Chief Executive Officer, relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). The Company is concurrently filing Amendment No.1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the Staff’s comments as set forth in the Letter have been reproduced and italicized herein. The responses are keyed to the numbering of the comments and the headings used in the Letter. Unless otherwise indicated, the page references in the reproduction of the Staff’s comments refer to the Registration Statement, and the page references in the response refer to the Amended Registration Statement. The responses are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Palo Alto    San Francisco    Washington

December 19, 2022 Page 2

Registration Statement on Form S-4 filed November 10, 2022

Questions and Answers about the Merger

Will the common stock of the combined company trade on an exchange?, page 4

1.	Please revise your disclosure as follows:

•

Disclose, as you have on page 197, that Imara has agreed to cause the shares of Imara common stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time. State both here, on page 197 and elsewhere as appropriate, as you have in Article VII of the Merger Agreement, that the approval for listing these shares on Nasdaq, subject to official notice of issuance, is a closing condition of the Merger. Also disclose whether the terms of the merger agreement permit that this closing condition could be waived without recirculation or resolicitation. In this regard, we note that disclosure on page 197 and 212 seems to indicate that this condition is waivable.

•

You disclose that Enliven has filed a listing application for the combined company’s common stock with Nasdaq and that it is “expected” that the common stock of the combined company will trade on The Nasdaq Stock Market. Please revise here and on pages 23 and 197, and elsewhere as appropriate, to make clear whether the merger is conditioned upon receiving Nasdaq listing approval for the combined company, and if so, whether such condition is waivable. State whether Nasdaq’s determination in this regard will be known at the time that stockholders are asked to vote to approve the business combination. Please also include a cross-reference to your risk factor disclosure stating that the potential reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial or continued listing requirements for the combined company.

•

Disclose here, in your risk factor disclosure on page 32, and elsewhere as appropriate, whether or not you satisfy the objective Nasdaq listing criteria, and if not, explain which requirement(s) your stock does not currently meet for listing and describe your plan to remedy. In your risk factor disclosure, explain how the reverse stock split is intended to cause you to be in compliance.

Response:

With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures in the letter to stockholders at the beginning of the Amended Registration Statement and on pages 4, 205, 206 and 220 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures in the letter to stockholders at the beginning of the Amended Registration Statement and on pages 4, 24, 35, 205 and 206 of the Amended Registration Statement in response to the Staff’s comment.

December 19, 2022 Page 3

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosures in the letter to stockholders at the beginning of the Amended Registration Statement and on pages 4, 24, 35, 205, 206, and 256 of the Amended Registration Statement in response to the Staff’s comment.

What are the material U.S. federal income tax consequences of the Merger to Enliven U.S. holders?, page 7

2.

We note your representation here and beginning on page 195 that Imara and Enliven “intend” the merger to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and/or a non-taxable exchange transaction governed by Section 351(a) of the Code. Please revise your disclosure here and throughout to provide counsel’s firm opinion for each material tax consequence, including whether the Merger will qualify as a reorganization and/or a nontaxable exchange transaction, or to explain why such opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty, and (2) provide disclosure of the possible alternative tax consequences including risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response:

The Company respectfully advises the Staff that it has revised the disclosures on pages 7, 8, 21, 22, 34, 180, 181, 201, 202, 203 and 204 of the Amended Registration Statement in response to the Staff’s comment. In addition, the Company advises the Staff that counsel to each of the Company and Enliven will deliver respective opinions responsive to the Staff’s comment, and such opinions will be filed by amendment to the Registration Statement.

Prospectus Summary

The Companies, page 9

3.

We note your statement that Enliven’s goal is to design best-in-class or first-in-class therapies, and other similar statements throughout such as those indicating that “Enliven’s product candidates will be aimed to be best-in-class and first-in-class.” Given the development stage of Enliven’s product candidates and length of the drug approval process, it is premature and inappropriate to speculate or imply that any Enliven product candidates will ultimately be approved or become best-in-class or first-in-class. Please remove these statements.

December 19, 2022 Page 4

Response:

The Company respectfully advises the Staff that it has revised the disclosures on pages 10, 11, 90, 101, 288, 290, 291, 294, 297, 298, 366, F-7 and F-30 of the Amended Registration Statement in response to the Staff’s comment.

Enliven’s Pipeline, page 11

4.

Please clarify what the “Differentiation” column in the pipeline table is intended to convey. In addition, we note you have created a distinction between “lead optimization” and “IND-enabling.” Please explain what is involved in “lead optimization” and why you believe this is a separate and distinct development phase, as opposed to part of discovery and/or IND-enabling studies, or revise.

Response:

The Company respectfully advises the Staff that it has revised the pipeline table on pages 11, 291 and 366 of the Amended Registration Statement in response to the Staff’s comment to remove the “Differentiation” column and revise the title of the “Lead Optimization” column to “Discovery.” The Company also respectfully advises the Staff that it has changed “lead optimization” to “discovery” on pages 290, 293 and 297 of the Amended Registration Statement.

Support Agreements, page 17

5.	We note your discussion of the support agreements beginning on pages 17 and 219.

•	Please tell us with specificity who signed the support agreements, and show us how the percentages of securities covered are reconcilable to the beneficial ownership disclosure on pages 415-423.

•

We also note the discussion of irrevocable proxies in the disclosure and in section 7 of Exhibit 2.3, which is incorporated by reference to your Form 8-K filed October 13, 2022. Please provide us your analysis supporting your conclusions regarding whether offers and sales of the securities registered for sale have already been made and completed. For guidance, see the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 239.13 available on the Commission’s website.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 227 of the Amended Registration Statement in response to the Staff’s comment to specify the signatories for the support agreements.

The Enliven stockholders who are signatories to the support agreements are as follows: Richard Heyman and certain affiliated trusts, entities affiliated with 5AM Ventures, Samuel Kintz and certain affiliated trusts, Jake Bauer, Helen Collins, Cormorant, Mika Derynck, Anish Patel and certain affiliated trusts, Benjamin Hohl, Joseph P. Lyssikatos and certain affiliated trusts, entities affiliated with OrbiMed, Roche Finance Ltd, and Sheatree Direct, LLC. For purposes of this

December 19, 2022 Page 5

paragraph, beneficial ownership has been calculated in accordance with the SEC rules regarding beneficial ownership as described on page 434 of the Amended Registration Statement and based on 78,102,987 shares of Enliven’s common stock outstanding, which consists of 73,788,648 shares of Enliven’s common stock outstanding and 4,314,339 shares subject to options exercisable within 60 days of October 15, 2022. The Company respectfully advises the Staff that the entity investor holders that executed support agreements collectively beneficially own approximately 69.08% of the outstanding voting equity of Enliven, of which 64.43% is represented on the “Principal Stockholders of Enliven” disclosure that appears on page 434 of the Amended Registration Statement (the “Enliven Beneficial Ownership Table”). Sheatree Direct, LLC, which is a sophisticated, accredited investor owning 4.92% of the outstanding voting securities of Enliven, and has a designated nonvoting observer that attends meetings of the board of directors of Enliven, is the sole entity investor signatory to a support agreement that does not appear on the Enliven Beneficial Ownership Table. The directors, executive officers and their affiliated trusts that executed support agreements collectively beneficially own approximately 71.83% of the outstanding voting equity of Enliven, of which 70.93% is represented on the Enliven Beneficial Ownership Table. The Miller L. Lyssikatos Irrevocable Trust, dated October 30, 2021 and the Peter J. Lyssikatos Irrevocable Trust, dated October 30, 2021, trusts affiliated with Joseph Lyssikatos, a co-founder and director of Enliven, holding 0.64% of the outstanding voting securities of Enliven, are signatories to the support agreements that do not appear on the Enliven Beneficial Ownership Table because the shares held by such trusts are not attributable to Joseph Lyssikatos pursuant to the SEC rules regarding beneficial ownership. The Dylan Minh-Hanh Patel Irrevocable Trust, dated October 30, 2021, and the Ellie Dieu-Lien Patel Irrevocable Trust, dated October 30, 2021, trusts affiliated with Anish Patel, a co-founder and executive officer of Enliven, holding 0.26% of the outstanding voting securities of Enliven, are signatories to the support agreements that do not appear on the Enliven Beneficial Ownership Table because the shares held by such trusts are not attributable to Anish Patel. The shares beneficially owned by Anish Patel are only included in the “All current executive officers and directors as a group” line in the Enliven Beneficial Ownership Table because Anish Patel is not a named executive officer of Enliven.

For purposes of this paragraph, beneficial ownership has been calculated in accordance with the SEC rules regarding beneficial ownership as described on page 431 of the Amended Registration Statement and based on 27,340,785 shares of Imara’s common stock outstanding, which consists of 26,287,264 shares of Imara common stock outstanding and 1,053,521 shares subject to options exercisable within 60 days of October 15, 2022. The stockholders of the Company who are signatories to the support agreements are as follows: Arix Bioscience, Barbara

December 19, 2022 Page 6

Dalton, David Bonita, David M. Mott, Edward Connor, Carl Goldfischer, Laura Williams, Mark Chin, Michael Gray, an entity affiliated with OrbiMed, an entity affiliated with Pfizer, and Rahul Ballal. The Company respectfully advises the Staff that the Company stockholders that executed support agreements collectively beneficially own approximately 37.6% of the outstanding voting equity of the Company, all of which is represented in the “Principal Stockholders of Imara” disclosure that appears on page 431 of the Amended Registration Statement.

For purposes of this paragraph, beneficial ownership has been calculated in accordance with the SEC rules regarding beneficial ownership as described on page 437 of the Amended Registration Statement and based on 180,971,237 shares of combined company common stock expected to be outstanding upon consummation of the Merger, which consists of 175,282,231 shares of combined company common stock expected to be outstanding upon the consummation of the Merger and 5,689,006 shares subject to options exercisable within 60 days of October 15, 2022. The Company respectfully advises the Staff that the stockholders who are signatories to the support agreements and are also reflected in the “Principal Stockholders of the Combined Company” disclosure that appears on page 437 of the Amended Registration Statement (the “Combined Company Beneficial Ownership Table”) include Richard Heyman and certain affiliated trusts, entities affiliated with 5AM Ventures, Samuel Kintz and certain affiliated trusts, Jake Bauer, Helen Collins, Mika Derynck, Benjamin Hohl, Joseph P. Lyssikatos and certain affiliated trusts, entities affiliated with OrbiMed, and Rahul Ballal. The Company respectfully advises the Staff that the stockholders that executed support agreements are expected to collectively beneficially own approximately 50.14% of the outstanding voting equity of the combined company, of which 42.00% is represented in the Combined Company Beneficial Ownership Table. The shares beneficially owned by Anish Patel are only included in the “All current executive officers and directors as a group” line in the Combined Company Beneficial Ownership Table because Anish Patel will not be a named executive officer of the combined company.

With respect to the requested analysis, consistent with Securities Act Sections Compliance and Disclosure Interpretation (“C&DI”) 239.13, the Company respectively advises the Staff that it determined that the execution of the support agreements did not constitute an offer or sale of the securities to be registered for sale. As detailed in C&DI 239.13, the execution of voting agreements in the context of business combination transactions serve legitimate business purposes and the Staff has not objected to the registration of offers and sales where “lock-up agreements” have been signed where: 1) the support agreement was signed by an executive officer, director, affiliate, founder or their family members, or a holder of 5% or more of the voting equity securities of the company being acquired; 2) the persons signing the support agreements collectively own less than 100% of the voting equity of the target; and 3) votes will be solicited from shareholders of the company being acquired who have not signed the agreements and would be ineligible to purchase in a private offering.

December 19, 2022 Page 7

The Company respectfully advises the Staff that the execution and delivery of the support agreements did in fact serve legitimate business purposes in the context of the pending transaction between Imara and Enliven. Further, with respect to 1) above, all of the signatories to the support agreements are either an executive officer, director, founder or certain of their affiliates or affiliated trusts and family members, or a holder of 5% or more of the voting equity securities of Enliven, provided that Sheatree Direct, LLC is a sophisticated, accredited investor owning 4.92% of the outstanding voting securities of Enliven that has a designated nonvoting observer that regularly attends meetings of the board of directors of Enliven and is otherwise regularly informed regarding matters concerning Enliven, including with respect to the potential transaction with Imara; with respect to 2) above, the signatories collectively own approximately 88% of the voting equity of Enliven, thus less than 100% of the holders of voting equity of Enliven have entered into support agreements; and with respect to 3) above, following the S-4 being declared effective by the Commission and the solicitation/prospectus being delivered to Enliven’s stockholders, votes by written consent will be solicited from all stockholders of Enliven contemporaneously, including those who have not signed the support agreements, per the terms of the Merger Agreement, which will include, among others, current and/or former employees of Enliven that are likely not accredited investors.

The Company respectfully submits that, based on the foregoing, the support agreements, including the support agreement signed by Sheatree Direct, LLC, complies with the position articulated in C&DI 239.13, which specifies circumstances that Staff has not objected to the registration of offers and sales where support agreements have been signed. And if it were determined that the support agreement executed by Sheatree Direct, LLC did not strictly comply with the position articulated in C&DI 239.13, it is the Company’s position that Sheatree Direct, LLC’s execution of a support agreement is consistent with the position articulated in C&DI 239.13, and the Staff should not exercise its discretion to object to the registration of the offer and sale to Sheatree Direct, LLC or any other securityholder of Enliven, given that Sheatree Direct, LLC is a sophisticated, accredited investor owning 4.92% of the outstanding voting securities of Enliven, and has a designated nonvoting observer that attends meetings of the board of directors of Enliven and is otherwise regularly informed regarding matters involving Enliven, including with respect to the potential transaction with Imara.

With respect to the consideration addressed in C&DI 239.13 regarding whether persons entering into a lock-up agreement also deliver written consents approving the business combination transaction, no written consents have been delivered by

December 19, 2022 Page 8

Enliven stockholders, and written consents will not be solicited until after the S-4 has been declared effective by the Commission and the consent solicitation/prospectus has been delivered to the stockholders.

Common Stock Purchase Agreement, page 18

6.

We note your description of the Common Stock Purchase Agreement here and on page 220. In your description of the agreement, please identify each shareholder who is purchasing shares pursuant to such agreement and who is expected to be a beneficial owner of 5% or more of the outstanding shares of Enliven following the financing.

Response:	The Company respectfully advises the Staff that it has revised the disclosures on pages 18 and 228 of the Amended Registration Statement in response to the Staff’s comment.

Risk Factors

Risks related to the Proposed Reverse Stock Split, page 32

7.

We note your disclosure that the principal purpose of the reverse stock split is to increase Imara’s common stock price so that the combined company is able to meet initial listing requirements and the shares of Imara common stock being issued in the merger will be approved for listing. In your risk factors and elsewhere as appropriate:

•	Please disclose the minimum size of the reverse split that will be necessary for listing.

•

Please expand the discussion to indicate the criteria, if any, for the ratio to be used for the reverse stock split. For example, indicate whether you intend to use the minimum ratio or a larger ratio in an attempt for a higher price per share subsequent to the reverse stock split.

•

You state at the top of page 33 that the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company. Please enhance your risk factor disclosure, page 197, and elsewhere as appropriate, to explain the effects on the proposed transaction and/or the combined company of a failure to comply with the initial listing requirements of Nasdaq. If the Nasdaq listing approval of the combined company is a condition that can be waived, please include a discussion of the potential consequences to investors, including the ability of investors to buy and sell shares of common stock, if the Nasdaq does not approve the listing application of the combined company, but the election is made to waive the closing condition and proceed with the merger.

•

You state on page 32 that there can be no assurance that the stock price of the combined company will meet the listing requirements for any meaningful period of time. Please enhance your risk factor disclosure, page 197, and elsewhere as appropriate, to explain the effects on the combined company and its shareholders of a failure to comply with the continued listing requirements of Nasdaq, including the potential delisting of its common stock and its impact.

December 19, 2022 Page 9

•

Please similarly revise your summary risk factor on the reverse stock split on page 22 to explain the effect on the proposed merger transaction or the combined company if the reverse stock split does not increase the combined company’s stock price over the short- or long-term so as to qualify for Nasdaq listing.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosure on page 36 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosure on page 36 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosure on pages 35 and 205 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 4, the Company respectfully advises the Staff that it has revised the disclosure on pages 35 and 205 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 5, the Company respectfully advises the Staff that it has revised the disclosure on page 22 of the Amended Registration Statement in response to the Staff’s comment.

Risks Related to Imara’s Intellectual Property, page 52

8.

We note your disclosure on page 52 that Imara is party to license agreements with the UAB Research Foundation and the University of Pittsburgh with respect to IMR-261, and that this statement appears to conflict with your statement on page 49 that Imara is “not currently party to any sales, marketing, distribution, development, licensing or broader collaboration agreements.” In this regard:

•	Please revise to reconcile your statements regarding Imara’s current license agreements or advise.

•

To the extent material, please revise your disclosure to discuss the terms of any licensing agreements still in effect between Imara and any other party. Include a discussion of all material payment terms, including quantification of any annual maintenance fees, upfront payments, amounts paid to date, and the applicable royalty rates to be paid by each party. In the event a range is provided in place of the actual royalty rate, such range should be within ten percentage points.

December 19, 2022 Page 10

•	Additionally, please file Imara’s current license agreements as exhibits or provide an analysis explaining why they should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 52, 56, 285 and 286 of the Amended Registration Statement in response to the Staff’s comment. With respect to the requested analysis, the Company respectfully submits to the Staff that it believes that neither its license agreement with the UAB Research Foundation (the “UAB License Agreement”) nor its license agreement with the University of Pittsburgh (the “Pittsburgh License Agreement” and, together with the UAB License Agreement, the “License Agreements”) is required to be filed as an exhibit to the Amended Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. Regulation S-K Item 601(b)(10)(i)(A) generally limits “material contracts” to “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” The Company respectfully advises the Staff that (i) it does not view the License Agreements as material to the Company because the subject of the License Agreements is IMR-261, and the Company has determined to discontinue its development plans with respect to IMR-261 and (ii) on November 18, 2022, the Company provided notice to the UAB Research Foundation and the University of Pittsburgh that it was exercising its right to terminate the UAB License Agreement and the Pittsburgh License Agreement, respectively, such that there is no ongoing activity under the License Agreements and the License Agreements will not involve performance at or after the filing of the Amended Registration Statement.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data..., page 103

9.

Please expand this risk factor and elsewhere as appropriate to disclose the location(s) of the clinical trials of ELVN-001 conducted internationally, and the planned location(s) for international trials of ELVN-002. In this regard, we note that on page 129 you state that Enliven uses Pharmaron, located in China, to conduct preclinical studies and clinical trials.

Response:	The Company respectfully advises the Staff that it has revised the disclosure on page 106 of the Amended Registration Statement in response to the Staff’s comment.

December 19, 2022 Page 11

The certificate of incorporation and bylaws of the combined company will provide..., page 152

10.

We note your disclosure that the certificate of incorporation and the bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain litigation, including any derivative action.

•

Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

•	Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim in the chosen forum.

•

If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosure on pages 155 and 156 of the Amended Registration Statement in response to the Staff’s comment. The Company respectfully submits to the Staff that the exclusive forum provision in the governing documents clearly states that it shall not apply to suits brought to enforce any duty or liability created by the Securities Act (or the rules and regulations thereunder), the Exchange Act (or the rules and regulations thereunder) or any other claim for which the federal courts have exclusive jurisdiction.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosure on pages 155 and 156 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosure on pages 155 and 156 of the Amended Registration Statement in response to the Staff’s comment. Further, the Company respectfully notes that the final clause of the first paragraph of Article TWELFTH of the Restated Certificate is a proviso stating that “this sentence shall not apply to suits brought to enforce any duty or liability created by the Securities Act of 1933 or

December 19, 2022 Page 12

the rules and regulations thereunder, the Securities Exchange Act of 1934 or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction”.

Background of the Merger, page 165

11.	With reference to your description of the timeline of the proposed business combination that begins on page 165:

•

With respect to the negotiations between Imara and Enliven, please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations through proposals and counter-proposals. For example, with regard to the initial negotiations, please revise to explain the reason(s) for the inclusion of, and any revisions to, the material terms from the initial non-binding indication of interest Imara received from Enliven on July 28, 2022 to the August 12, 2022 updated nonbinding indication of interest, including why Enliven increased the valuation of Imara’s Nasdaq listing.

•	Revise your disclosure of any individual meetings to include discussion regarding the material topics, views, and positions that were discussed at the meetings, and by whom.

•	Revise this section to discuss how Imara’s management and board conducted corporate, technical scientific and industry due diligence on Enliven and other companies.

•

Explain how the key deal terms of the Merger Agreement listed on page 171 were negotiated by the parties between the initial draft of the Merger Agreement provided to Enliven on August 25, 2022 and the executed version of October 13, 2022. Additionally, please ensure that your disclosure addresses other material aspects of the transaction to the extent discussed in negotiation. By way of example and not limitation, discuss how the exchange ratio was determined; any discussions of the support agreements; and negotiations of material terms of the merger agreement such as termination rights and fees and the structure of the combined company board of directors and management. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives.

•

We note that OrbiMed is a significant stockholder of Imara and of Enliven and designates a member to each company’s board of directors. Please disclose whether the boards had any policies or procedures in place to address any potential conflicts of interest in the search process and in the negotiation and approval of the Merger.

•

Briefly describe in more detail any discussions about the need to obtain additional financing for the combined company, such as the concurrent Pre-Closing Financing, and the negotiation process with respect to the terms of the financing.

•	Page 171 states that on September 1, 2022, Enliven’s transaction committee discussed financing alternatives and the possibility of alternative pathways to achieving a public

December 19, 2022 Page 13

listing, including an initial public offering. Revise here or elsewhere, as appropriate, to discuss how and why Enliven ultimately determined it was interested in pursuing the reverse merger as opposed to a more traditional IPO transaction.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures on pages 173-177 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on pages 173-178 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosures on pages 175 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 4, the Company respectfully advises the Staff that it has revised the disclosures on pages 175-177 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 5, the Company respectfully advises the Staff that it has revised the disclosures on pages 169-170, 173, and 177 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 6, the Company respectfully advises the Staff that it has revised the disclosures on pages 174-177 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 7, the Company respectfully advises the Staff that it has revised the disclosures on page 175 of the Amended Registration Statement in response to the Staff’s comment.

Enliven Reasons for the Merger, page 175

12.

Page 175 states that Enliven’s board of directors believes that the proposed merger transaction “provides a viable alternate public listing strategy, and addresses the risk of the lack of an available market for an initial public offering at a later date.” Please revise this section to discuss whether Enliven’s board considered material risks to unaffiliated investors presented by taking Enliven public through a reverse merger rather than an underwritten offering, or to the extent that Enliven’s board did not consider these risks, please so state. These risks, which should be discussed in a corresponding risk factor, could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

December 19, 2022 Page 14

Response:	The Company respectfully advises the Staff that it has revised the disclosures on pages 150, 182 and 183 of the Amended Registration Statement in response to the Staff’s comment.

Opinion of Imara’s Financial Advisor, page 177

13.

Please supplementally provide us with copies of all materials prepared by SVB Securities LLC and shared with your board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board’s decision to approve the merger and the transactions contemplated thereby.

Response:

The Company acknowledges the Staff’s request and respectfully advises the Staff that in response to the Staff’s comment, the confidential board book prepared by SVB Securities LLC in connection with its opinion as presented to the board of directors of the Company at the meeting held on October 13, 2022 is being provided directly to the Staff by Wilmer Cutler Pickering Hale and Dorr LLP, on behalf of Fried, Frank, Harris, Shriver and Jacobson LLP as counsel to SVB Securities LLC, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act (the “Rule”). In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Registration Statement, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 has been made by SVB Securities LLC.

Other Factors, page 181

14.	You indicate on page 181 that a comparable company analysis was performed by SVB Securities not as part of its financial analyses, but “for reference purposes.” We have the following comments:

•

You indicate that SVB Securities compared a range of implied adjusted equity valuations to the proposed Enliven valuation of $324.6 million based on the proposed valuation and ownership ratio in the Merger Agreement and also compared the resulting implied exchange ratio range of 0.5885x to 3.1924x to the exchange ratio. Please revise to describe the conclusions SVB Securities reached with respect to the Enliven valuation and exchange ratio as a result of such comparisons.

December 19, 2022 Page 15

•

Discuss the extent to which the Imara board relied on the comparable company analysis in reaching its determination that the Enliven valuation and exchange ratio were fair and, if material, revise to describe in more detail the underlying methodology, selection criteria, companies selected, including the underlying data for the companies such as the number of products and the pipeline, and conclusions of such analysis relative to Enliven. Include in your revisions whether any comparable companies meeting the selection criteria were excluded from the analysis, and, if so, the reasons for such exclusion. Additionally, we note that this section uses capitalized terms including “Selected Company” and “Selected Companies” without definition. Please revise as appropriate.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosure on pages 187 and 188 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosure on page 187 of the Amended Registration Statement in response to the Staff’s comment.

Certain Unaudited Financial Projections, page 182

15.

We note that in connection with its evaluation of the Merger, the Imara Board considered certain non-public financial forecasts prepared by the management of Enliven and adjusted by the management of Imara for the period from January 1, 2023 through December 31, 2045 (the “Financial Projections”). We have the following comments regarding the Financial Projections:

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Discuss the extent to which the Imara board relied on the Financial Projections in reaching its determination that the Enliven valuation and exchange ratio were fair in recommending the Business Combination to its stockholders, including how the projections were used, both quantitatively and qualitatively.

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Disclose and explain the bases for and the nature of the material assumptions referenced in the first full paragraph on page 184 that underlie the line items presented in the Financial Projections summary table. Please ensure the level of detail provided is sufficient enough for an investor to evaluate and understand the reasonableness of the assumptions, uncertainties and/or contingencies underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions. In regard to the net sales and operating income projected amounts, please specifically address the growth rates as well as identify the material product revenue streams underlying these projections and the date you assume Enliven will be granted regulatory approval for each indication for each significant market reflected in the forecast.

December 19, 2022 Page 16

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You note on page 183 that the Financial Projections cover multiple years, and that this information by its nature becomes subject to greater uncertainty with each successive year. With respect to the length of the projections, please disclose the basis for projections beyond year five, including if the forecasts reflect more than simple assumptions about growth rates. Explain how management and the Board relied upon the Financial Projections and how they determined that they are reasonable, particularly in light of the extensive length of the forecasts and since Enliven is a clinical stage company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.

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You state on page 184 that initial forecasts were prepared by Enliven and adjusted by Imara to “take a more conservative approach with respect to certain of the forecasted financial information, including with respect to various of the underlying assumptions.” Please describe in more detail the process undertaken to formulate the forecasts and the parties who participated in the preparation of the forecasts. Explain and quantify the adjustments that Imara management made to the initial forecasts provided by Enliven management and the reasons for the adjustments.

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As part of your revisions, disclose your assumptions as to which product candidates were assumed to have received approvals and identify jurisdictions in which they received such approvals by period. Clearly disclose the limitation that regulatory approval is outside of your control.

•	Disclose the extent to which Enliven drafted and considered multiple projection scenarios, and if so, how they determined to present this scenario but not the other scenarios.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures on page 179 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on page 191 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosures on page 190 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 4, the Company respectfully advises the Staff that it has revised the disclosures on pages 190-191 of the Amended Registration Statement in response to the Staff’s comment.

December 19, 2022 Page 17

With respect to bullet 5, the Company respectfully advises the Staff that it has revised the disclosures on page 192 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 6, the Company respectfully advises the Staff that it has revised the disclosures on page 190 of the Amended Registration Statement in response to the Staff’s comment.

Conditions to the Completion of the Merger, page 212

16.

Please revise this section, as well as the similar section on the Enliven Common Stock Purchase Agreement on page 220, to clarify which conditions are waivable and by which party or parties. As appropriate, please revise your risk factors to address material risks associated with waivable conditions.

Response:	The Company respectfully advises the Staff that it has revised the disclosures on pages 28, 29, 220, 221, 229 and 230 of the Amended Registration Statement in response to the Staff’s comment.

Enliven’s Business, page 280

17.

Please revise your disclosure to clarify the meaning of any significant scientific or technical terms or acronyms the first time they are used in the prospectus in order to provide context for such terms and better ensure that lay readers will understand the disclosure. For example, and without limitation, please define each of the following at their first use in this section or where appropriate in the prospectus:

•	TKIs, page 10 and 280;

•	Highly ligand-efficient scaffolds, page 282;

•	BID, page 283;

•	Durable responses, page 285;

•	CNS, page 285;

•	HCP, Figure 4 on page 295;

•	Normal survival outcome and near normal survival outcome, page 296; and

•	TFR, Figure 7 on page 296.

Response:

With respect to bullets 1-8, the Company respectfully advises the Staff that it has revised the disclosures on pages 10, 11, 13, 23, 70, 102, 142, 288, 290, 291, 292, 293, 303, 305, 306, 307, 313, 320, 324 and 338 of the Amended Registration Statement in response to the Staff’s comment.

December 19, 2022 Page 18

Our Team and Investors, page 282

18.

On pages 282 and 287, please limit the disclosure of specific investors in Enliven to those identified in the Principal Shareholder table beginning on page 418. In this regard, we note Surveyor Capital does not appear in the table. Additionally, revise to indicate that investors should not rely on the named investors’ investment decision, as these investors may have different investments strategies and risk tolerances.

Response:	The Company respectfully advises the Staff that it has revised the disclosures on pages 290 and 296 of the Amended Registration Statement in response to the Staff’s comment.

Our Team and Investors, page 286

19.	We note references to Enliven’s “scientific advisory board” on page 287. If material, please include disclosure that:

•	Describes the role or function of the scientific advisory board, including whether there are any rules or procedures governing it;

•	Describes whether any board members are party to a consulting or advisory contract with the Company, including any material provisions of such agreements; and

•	Describes whether, and if so how, such advisory board members are compensated.

Response: With respect to bullets 1-3, the Company respectfully advises the Staff that it has revised the disclosures on page 295 of the Amended Registration Statement in response to the Staff’s comment.

Our Programs, page 291

20.	With respect to the figures, tables, and graphics included throughout this section, we note the following:

•	Please revise your tables or graphics to ensure that the text in each, including subscript or other notations, are large enough and clearly legible.

•	Revise to disclose the sources from which data presented in figures and tables were obtained.

Response:	The Company respectfully advises the Staff that it has revised the figures throughout this section of the Amended Registration Statement in response to the Staff’s comment.

21.

We note your reference to various pre-clinical studies, such as in vitro assays, animal studies, and head-to-head comparison studies throughout Enliven’s business section. Throughout the subsections summarizing your pre-clinical results for ELVN-001 and ELVN-002, please expand the discussion of your pre-clinical studies to briefly describe

December 19, 2022 Page 19

who performed these studies and when, where such studies were conducted, how the tests were conducted, the number of animal models used, the number of tests conducted, the range of results or effects observed in these tests and how such results were measured.

Response:

The Company respectfully advises the Staff that it has revised Figures 9-15, 22 and 24-27 and the disclosures on pages 310-316, 326, 327 and 329-334 of the Amended Registration Statement in response to the Staff’s comment.

22.

As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidates are safe or effective. Therefore, please revise or remove the following statements and any similar statements, as appropriate:

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On page 299 you reference ELVN-001’s “wide safety margin in non-human primates.” We also note numerous references throughout the business section to your product candidates’ “favorable safety profile,” “favorable safety margin” and/or “improved safety margin.” Where you deem appropriate, you may present objective data without including your conclusions related to safety.

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If accurate, you may state, as you have on page 178 and elsewhere, that a product candidate has been well-tolerated. In this regard, please revise your pre-clinical study disclosure to discuss whether any serious adverse events have been observed that were deemed related to ELVN-001 and ELVN-002, and if so, the nature of any such events, and the number of subjects that experienced them.

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On page 284 you state that “ELVN-002 has demonstrated improved potency compared to tucatinib” and “demonstrated superior preclinical activity in HER2-amplified subcutaneous and intracranial models.” On page 299 you reference ELVN-001’s “excellent higher species PK” and “good tolerability.” Where you deem appropriate, you may also present objective data without including your conclusions related to efficacy. Please remove subjective qualifiers such as “excellent” and “good.”

Response:

With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosures on pages 308, 309, 316 and 318 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on pages 314, 316, 334 and 335 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the disclosures on pages 292, 308, 318 and 325 of the Amended Registration Statement in response to the Staff’s comment.

December 19, 2022 Page 20

Figure 4. CML Treatment Paradigm in the United States and Our Market Insights, page 295

23.	We have the following comments with respect to Figure 4:

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Please tell us why the blue shaded boxes for ELVN-001 are included in the 2L, 3L+ and T315I rows of Figure 4, given that this product is not currently an approved treatment option for CML in the United States. Tell us your consideration as to whether a textual discussion of how ELVN-001 pertains to the CML treatment paradigm in the U.S. is a more appropriate place to describe your targets for this product relative to other approved treatments.

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With respect to the 1L row of Figure 4, please revise the statement in the “Market Insights” column to clarify if you are potentially referring to your product when you state that “[f]urther improvement in efficacy may still allow for new entrants in 1L settings.”

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With respect to the T315I row of Figure 4, please revise the statement in the “Market Insights” column to clarify what product you refer to that is “[p]otentially more tolerable choice for T315I patients and has the potential to displace ponatinib.”

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It appears that the asterisked footnote that appears under Figure 4 is missing from the table. Also, there are asterisked portions of the table that do not appear to have corresponding footnotes. Please revise as appropriate.

Response:

The Company respectfully advises the Staff that it has revised its disclosure, the title of Figure 4, Figure 4, and the footnotes to Figure 4 on page 303 of the Amended Registration Statement in response to the Staff’s comment.

Clinical Development Plan, page 306

24.

We note your disclosure that where possible, Enliven plans “to explore applicable regulatory strategies pursued by other targeted therapy companies, for example Orphan Drug Designation, Breakthrough Therapy and Fast Track designation, Priority Review and/or Accelerated Approval.”

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Please balance your disclosure here and elsewhere as appropriate by clarifying that because your candidates are in early development, there can be no assurance that the FDA would approve any form of application for expedited review for any of your product candidates.

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Affirmatively state that the FDA’s accelerated approval pathways do not guarantee an accelerated review by the FDA. Further, explain that even if a product candidate could be granted a designation or qualify for expedited development, it does not increase the likelihood that the product candidate will receive approval.

December 19, 2022 Page 21

Response:

With respect to bullets 1 and 2, the Company respectfully advises the Staff that it has revised the disclosures on pages 109, 317 and 336 of the Amended Registration Statement in response to the Staff’s comment.

Figure 22. ELVN-002 Potently Inhibited HER2 and HER2 YVMA While Sparing EGFR, page 314

25.	Please add a box next to your figure to indicate what the data presented in the second segment of this figure is intended to show.

Response:	The Company respectfully advises the Staff that it has revised Figure 22 on page 327 of the Amended Registration Statement in response to the Staff’s comment.

Enliven Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 351

26.	Please revise to address the following:

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You disclose on page 354 that you “do not track (y)our research and development expenses on a program specific basis until the program reaches the clinical stage, as preclinical costs are deployed across multiple projects and, as such, are not separately classified.” According your disclosures elsewhere in your document, including the table on page 282, ELVN-001 is currently in Phase 1 and you expect ELVN-002 to begin Phase 1 in the fourth quarter of 2022. Accordingly, revise to quantify the research and development expenses for each period for each project tracked.

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Expand your discussions on pages 356-358 of the fluctuations in Enliven’s research and development expenses for the periods presented to identify and discuss the drivers of expense trends between your respective research projects.

Response:

With respect to bullet 1, the Company respectfully advises the Staff that at any one time, Enliven is working on multiple programs and does not track its research and development expenses on a program-specific basis. Enliven’s internal resources, employees and infrastructure are not directly tied to any one research or drug discovery program and are typically deployed across multiple programs. As such, although Enliven begins tracking costs on a more granular level once a program reaches clinical stage, it does not have full visibility into each specific cost and therefore cannot accurately disclose its per program spend. The Company has revised the disclosures on pages 369, 372 and 373 of the Amended Registration Statement to explain why Enliven does not quantify its research and development expenses for each period for each project tracked.

December 19, 2022 Page 22

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the disclosures on pages 372-373 of the Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 386

27.

In the pro forma information provided as Exhibit 99.1 on your Form 8-K amended on November 16, 2022, you include adjustment (d) for $17,692,000 for the nine months ended September 30, 2022 to reduce your pro forma research and development expense. Similarly, you include adjustment (d) for $36,603,000 for the year ended December 31, 2021 to reduce pro forma research and development expense to reflect “the elimination of assets to the Asset Sale and the disposed operations.” However, the pro forma presentation in your Form S-4 does not include similar adjustments to reduce your pro forma research and development expense line items. Please address the following:

•	Tell us your basis for this adjustment based on the guidance of Article 11 of Regulation S-X.

•	Further, explain why no similar adjustment was made for the pro forma information in your Form S-4.

•	To the extent you determine that similar adjustments are required in the Form S-4, revise your footnotes to more clearly identify the nature and basis of such adjustment.

Response:

With respect to bullet 1, the Company respectfully advises the Staff that, consistent with the guidance of Article 11 of Regulation S-X, the $17,692,000 and $36,603,000 adjustments to research and development expense for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, represent costs solely and directly related to IMR-687 during the respective periods, for which no further expense was incurred or will be incurred in future periods, in each case primarily related to development and manufacturing of clinical materials, clinical research and oversight of clinical trials and investigative fees for IMR-687. Additionally, the go-forward entity will not incur any expenses related to IMR-687. Costs not solely and directly relating to IMR-687 were not included in the adjustment amount. In response to the Staff’s comment, the Company has updated the footnotes to the unaudited pro forma condensed combined financial information set forth on 412-414 of the Registration Statement on Form S-4 .

With respect to bullet 2, the Company respectfully advises the Staff that it has revised the pro forma on pages 401, 402 and 405-407 in response to the Staff’s comment, and the Company has updated the footnotes to the unaudited pro forma condensed combined financial information in response to the Staff’s comment.

December 19, 2022 Page 23

With respect to bullet 3, the Company respectfully advises the Staff that it has revised the pro forma information and related footnotes to the unaudited pro forma condensed combined financial information set forth on pages 412-414 in response to the Staff’s comment.

Note 10. Stock-Based Compensation, page F-36

28.

You disclose on page F-36 that effective August 9, 2022, Enliven’s board of directors repriced certain previously granted and still outstanding vested and unvested stock option awards under the 2019 Plan. You disclose that as a result, the exercise price was lowered to $0.73 per share, which was the fair value of Enliven’s common stock on August 9, 2022. Please address the following regarding these disclosures:

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Revise your Stock-based Compensation on page 362 and Fair Value of Common Stock on page 364 to more clearly explain how these awards were valued as part of the repricing and how you determined the fair value of the underlying common stock as of that date.

•

As part of your disclosures, address how your valuation specifically considered the valuation of the options issued to Mr. Hohl on August 2, 2022, which have an exercise price of $1.38 per your disclosures on page 236, clarifying if those options were issued at fair value as well.

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Further, revise to address how your valuations for compensation purposes considered the active merger negotiations and how these valuations compare to the implied enterprise value reflected in the exchange ratios and merger consideration in the active merger proposals as of those dates and the surrounding time periods.

Response:	With respect to bullet 1, the Company respectfully advises the Staff that it has revised the disclosure on pages 379-381 of the Amended Registration Statement in response to the Staff’s comment.

With respect to bullet 2, the Company respectfully advises the Staff that as reflected on page 245 of the Amended Registration Statement, the grant was made on August 2, 2021, not 2022. The grant reflected the fair market value of Enliven’s common stock on the day of grant, as determined by Enliven’s board of directors on that date based upon an independent third-party valuation of Enliven’s common stock as of December 14, 2020, other relevant factors and the absence of any material developments subsequent to the date of the report.

With respect to bullet 3, the Company respectfully advises the Staff that there was no valuation ascribed to Enliven as part of the discussions with Imara as of August 9, 2022. The valuation was to be determined at a later date based on the valuation ascribed to Enliven in the future concurrent financing. As of August 9, 2022, Enliven had not received any term sheets for a financing, did not know

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what valuation it would get in a financing, and did not even know if a financing was possible. As a result, there is no ability to compare the fair market value of Enliven’s common stock on that day to a per share valuation implied by the transaction with Imara.

The Company respectfully also advises the Staff that over the course of 2022, Enliven’s management and board of directors considered multiple strategic alternatives, including two other potential reverse merger transactions, none of which had culminated in a transaction. Enliven’s board of directors and management were cognizant that the discussions with Imara may end similarly. From general experience, the board of directors and management also realize that most transactions that are in preliminary conversations do not materialize into a closed transaction.

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If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, Ph.D., Imara Inc.

Stephen M. Migausky, Imara Inc.

Joseph B. Conahan, Wilmer Cutler Pickering Hale and Dorr LLP

Mark Nylen, Wilmer Cutler Pickering Hale and Dorr LLP

Stephanie L. Leopold, Wilmer Cutler Pickering Hale and Dorr LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Ishii, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Rich Mullen, Wilson Sonsini Goodrich & Rosati, P.C.